MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Corporation

QUEST CAPITAL CORP. (the “Corporation”)
Suite 1028 – 550 Burrard Street
Vancouver, BC V6C 2B5

Item 2	Date of Material Change

The material change occurred on December 10, 2009.

Item 3	News Release

The Corporation issued a press release on December 10, 2009 through Marketwire via Canadian Timely Disclosure and US Timely Disclosure.

Item 4	Summary of Material Change

The Corporation announced its intention to make a normal course issuer bid (“NCIB”), under which the Corporation may make open market purchases of its common shares over the TSX. Under the NCIB, the Corporation may purchase up to 12,132,650 common shares, which represents approximately 10% of the total of the Corporation’s public float; Quest has 151,464,334 common shares issued and outstanding as at December 10, 2009 and its public float is approximately 121,326,500.

The Corporation also announced that Mr. Stewart Robertson has been appointed to the board of directors.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

See “Schedule A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business number of an executive officer of the Corporation who is knowledgeable about the material change and this report is:

A. Murray Sinclair, Chairman or Jim Grosdanis, Chief Financial Officer
Telephone: (800) 318-3094 or (604) 687-8378

Item 9	Date of Report

December 15, 2009

SCHEDULE “A”

December 10, 2009	TSX: QC
NYSE AMEX: QCC

QUEST CAPITAL CORP. ANNOUNCES
NORMAL COURSE ISSUER BID AND NEW DIRECTOR

Vancouver, British Columbia - Quest Capital Corp. (the “Corporation” or “Quest”) announced today that, subject to final acceptance of its notice of intention by the Toronto Stock Exchange (the “TSX”), the Corporation intends to make a normal course issuer bid (“NCIB”), under which the Corporation may make open market purchases of its common shares over the TSX. The Corporation intends to commence the NCIB on or around December 16, 2009 but in any case not sooner than two clear trading days after filing with the TSX of the final form of the notice.

Under the NCIB, the Corporation may purchase up to 12,132,650 common shares, which represents approximately 10% of the total of the Corporation’s public float; Quest has 151,464,334 common shares issued and outstanding as at December 10, 2009 and its public float is approximately 121,326,500. The actual number of shares purchased, the timing of the purchases and the prices at which the shares will be purchased will depend upon future market conditions. The Corporation will not purchase in any 30 day period more than 3,029,287 common shares, being 2% of the issued and outstanding common shares at the time of acceptance of the notice by the TSX. The Corporation will cancel shares purchased under the bid. In the previous 12 months, the Corporation has not purchased any of its outstanding common shares.

The Corporation’s directors believe that the purchase from time to time of common shares of the Corporation may be a worthwhile investment for the Corporation that should benefit continuing shareholders. The Corporation’s directors believe that normal course issuer bid purchases of shares for cancellation may, by reducing the number of outstanding shares, reduce the discount that may exist between the market price of its shares and the Corporation’s net asset value per share.

Quest also announced today that Stewart Robertson has been appointed to the board of directors. “Mr. Robertson is a real estate entrepreneur with a tremendous amount of experience in real estate management and distressed properties. His insight and experience will be of great value to Quest, particularly as the Company continues monetizing its loan portfolio” said A. Murray Sinclair, Quest Chairman.

SCHEDULE “A”

ABOUT QUEST

Quest Capital Corp. is a publicly traded mortgage investment corporation. For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

CONTACTS
For further information please contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094 or (604) 687-8378

Forward Looking Statements
This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.